

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2020

Daniel Draper
Chief Executive Officer
Invesco DB US Dollar Index Trust
c/o Invesco Capital Management LLC
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

> **Re: Invesco DB US Dollar Index Trust**
> **Registration Statement on Form S-3**
> **Filed May 12, 2020**
> **File No. 333-238191**

Dear Mr. Draper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance